March 11, 2010

By U.S. Mail and Facsimile to: (703) 813-6983

Michael R. Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Florida Bank Group Inc.

Amendment No.2 to Form 10-12G

Filed February 9, 2010

File No. 000-53813

Dear Mr. Clampitt:

We have reviewed your comment letter dated March 4, 2010 and have prepared the following responses. We thank you and the Securities and Exchange Commission staff for your careful consideration of our response letter. To assist in your review of our response, we have set forth below in full the comments contained in your letter, together with our responses. These responses have been numbered to correspond with the numbered comments set forth in your letter. We have amended the Form 10 and enclosed a marked version of the amendment for your convenience. We have also included four exhibits to assist you in understanding our responses. Please advise us if after reviewing this information, you have additional comments, questions or concerns.

Amendment No. 2 to Form 10-12G

An inadequate allowance for loan losses would reduce our earnings, page 10.

1.	We note your disclosure that you maintain your allowance for loan losses based on anticipated experience. Current accounting guidance limits loan losses to losses that have been incurred as of the balance sheet date. Accordingly, allowances for loan losses should be based on past events and current economic conditions. Additionally, this disclosure appears inconsistent with your policy disclosed on pages 27, 28, and F-11 that indicates that the allowance for loan losses is based on historical or past experiences. Please revise to clarify your policy. If you consider anticipated experience in the determination of your allowance for loan losses, please tell us how this policy is consistent with current accounting guidance.

Response: We have revised our disclosure to eliminate the word anticipated experience so that it is consistent with our policy as disclosed and stated on pages 27, 28 and F-11 of Form 10 amendment 3

Allowance and Provision for Loan Losses, Pg. 27

2.	We note your revised disclosure and response to comment 4 in your letter dated February 9, 2010. Please tell us in detail the facts and circumstances related to your disclosure on page 27 that in segregating your portfolio, in many cases the number of loans in a given category are insufficient to permit the principle of large numbers to apply and as a result certain traditional frequencies and severity measurement techniques are also inapplicable. For instance, tell us the portfolios and amounts at December 31, 2008, September 30, 2009, and December 31, 2009 that this issue affected, and tell us in detail how you revised your calculation of the general reserve to account for this issue.

Response: In response to your comments above we would like to clarify our comments relating to the disclosure under the section titled “Allowance for Loan Losses” on page 27 of the amended Form 10. The sentence which reads “It should be noted that in so segregating our portfolio, in many cases the number of loans in a given category are insufficient to permit the principle of large numbers to apply and as a result certain traditional frequency and severity measurement techniques are also inapplicable,” should be removed. The revised paragraph will read as follows: “We segregate our portfolio of loans not deemed to be impaired by call report category for the purposes of calculating and applying historical loss factors, adjustment factors and total loss factors. Considerable judgment is necessary to establish adjustment factors.” It was not our intention to imply that an insufficient number of loans are included in our loan portfolio so as to calculate and apply historical loss and adjustment factors. What we intended to convey was that in some instances certain loans within a portfolio may be an aberration and may contain risk characteristics that are not similar to other loans within the group. In those instances, management must use its judgment, aided by other current environmental factors, in establishing loan loss adjustment factors.

It should be noted that while we believe that our loan loss reserves were adequate for the periods reported in our financial statements, we continue to seek ways to refine and enhance our process for estimating loan loss reserves. Consistent with that effort, in the fourth quarter of 2009, we contracted the services of an independent third party consulting firm to review our Allowance for Loan and Lease Losses (ALLL) methodology for consistency with GAAP as required under the “Interagency Policy Statement on the Allowance for Loan and Lease Losses” that was issued in December 2006. At the conclusion of the engagement, management received a report which contained the opinion that the Company’s policy and methodology for estimating loan losses was in compliance with GAAP. Management considers this as additional assurance that its process for estimating, reviewing and providing for loan losses is adequate.

3.	We note your revised disclosure and response to comment 4 in your letter dated February 9, 2010. It appears that you did not provide all of the information requested. Therefore,

we ask again for certain information to allow us to understand your general reserve policies. We note that on page 27 you disclose that the general reserve is based on historical loss experience adjusted for qualitative factors.

a.	Please provide us an analysis of the general reserve as of December 31, 2008, September 30, 2009, and December 31, 2009. Your analysis should identify each individual portfolio with similar risk characteristics (commercial, residential, etc.), the amount of each portfolio and the historical loss factor, the adjustment factor, and the total loss factor for each portfolio used in the calculation of the general reserve. Presumably you could multiply each portfolio by the total loss factor such that the results aggregate to the total general reserve.

b.	Considering your disclosure relating to the principle of large numbers not applying, specifically discuss if and how you adjust the historical loss rate, presumably charge-off’s, for each group of loans.

c.	Discuss how the increasing level of charge-off’s during 2009 were incorporated into historical loss factors as of September 20, 2009 and December 31, 2009.

d.	Please provide a detailed analysis of how the adjustment factor was determined for each loan portfolio, explain the differences in adjustment factor for each portfolio and discuss any significant changes in the adjustment factor used for each portfolio from December 31, 2008 to September 30, 2009 and from September 30, 2009 to December 31, 2009.

e.	Please provide any additional information needed to understand any significant changes in the total loss factor used for each portfolio from December 31, 2008, to September 30, 2009 and from September 30, 2009, to December 31, 2009.

f.	Further, we note your suggestion to address the issue in a more forward looking manner. Please provide us with your related proposed disclosures to be made in your next form 10-K.

g.	As an extension of the bullets above, please clearly explain why the general reserve increased from September 30, 2009 to December 31, 2009 in light of the factors cited in your response to comment 4, including the continued reduction in the portfolio subject to general reserves during that quarter.

Response: Following are comments to specifically address your comments in 3a thru g:

3a. Please refer to the enclosed analyses as requested which we have listed as exhibits 1, 2 and 3. Management believes these analyses are responsive to your request to identify each individual portfolio with similar risk characteristics, the amount of each portfolio and the historical loss factor, the adjustment factor and the total loss factor used in the calculation of the general reserve.

We confirm your presumption that you could multiply each portfolio by the total loss factor for each portfolio as summarized below.

•	Loans with similar risk characteristics are grouped together (call report category).

•	For each group, historical loss rates for the past four quarters are calculated by dividing net charge-offs as a percentage of loans.

•	Management must evaluate the current qualitative or environmental factors that are likely to cause estimated credit losses to differ from the group’s historical loss experience.

•	Management may then apply an adjustment factor, if appropriate to derive the total loss rate for each group. Management must document the rationale for its adjustment factors.

•	The total loss rates are multiplied by loss multipliers which increase the loss percentage based upon the risk rating of the loan.

•	The product of the total loss percentage and the loss multiplier is applied to the loan balances (FAS 5 only) in each group and risk rating to compute the reserve dollars for each group.

As of December 31, 2008, we operated three separately chartered institutions. The attached provides the individual calculations for the general reserves for each institution.

b. The historical loss data is updated on a quarterly basis and is calculated by computing charge-offs, net of recoveries for each quarter and dividing by the loan balances for each call report category. Management then applies an adjustment factor which, in management’s estimation, reflects the degree to which it believes may cause its losses to differ from the historical loss data to derive a total loss factor. Please refer to our response to 3.d for further explanation.

c. In calculating the Company’s general reserves, management’s estimates account for the increasing level of charge-offs. For the periods ending December 31, 2008 and September 30, 2009, management calculated historical loss factors for the prior 20 quarters and then weighted these factors to apply more weight to its most recent charge-off history. Recent charge offs and recoveries are weighted more heavily than older charge offs. Under this estimation procedure, the most recent 4 quarters and most recent 6 quarters receive approximately 45% and 65% of the weighting respectively. For the period ended December 31, 2009, management estimated its reserves by applying 100% of the weighting to the most recent four quarters.

d. Management has determined the historical loss rate for each group of loans with similar risk characteristics and has then considered the current qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the group’s historical loss experience (refer to exhibits 1-3). The overall effect of these factors on each loan group has been reflected as an adjustment that, as appropriate, increases or decreases the historical loss rate applied to each loan group.

The bank segregates its portfolio of loans not deemed to be impaired by call report category for the purposes of calculating and applying historical loss factors, adjustment factors and total loss factors.

The adjustment factors described below are deemed to be applied to weak pass credits. Through the bank’s reserve methodology, these factors are scaled substantially higher if applied to weak pass, special mention or substandard credits.

The loss component is calculated using loss factors based on management’s assessment of the risk in the local community, including those from interest rates, employment, real estate market conditions, etc. and applied to the corresponding period-end loan categories. Adjustments to the loss rates are made as appropriate to reflect relevant current environmental factors available in publications, economic reports and data, and notes from discussions with borrowers that are likely to cause estimated credit losses associated with the institution’s existing portfolio to differ from historical loss experience, including but not limited to:

•	Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere, in estimating credit losses.

A lower factor is assigned as a result of the bank’s initial underwriting and recent improvements to the bank’s portfolio risk management practices. In addition, the bank has applied additional resources to its loan review, charge off and recovery efforts.

•

Changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments.

A higher percentage factor is assigned since economically, the Tampa Bay area has been affected even more than nationally. Current unemployment rates exceed the national averages and real estate values have declined substantially in recent years, particularly in the condo, speculative new construction and raw land sectors. The economic conditions in Jacksonville and Tallahassee have weakened, although to a lesser extent. Higher factors are assigned to investor owner real estate. The reduced economic activity has had a negative impact on certain commercial real estate sectors relating relying on retail or tourism. Conversely, sectors directly or indirectly related to medical and other professional have remained relatively strong.

•

During the fourth quarter of 2009, updates were made to recognize that the local commercial and real estate markets were still in a depressed state. There has been an increase in inventories in new single family homes. Builders have reduced their new starts and home pricing. The overall supply of homes and lots on the market would indicate a roughly 3-4 year supply based on current and projected absorption rates. As a result of the oversupply of new homes on the market, average home prices have fallen substantially over the last year. Florida’s unemployment rate for December was 11.8 percent; the jobless rate was 12.4 percent that was mostly driven by Hernando County’s 14.9 percent rate. In a typical recession cycle, unemployment peaks after recovery is under way because of discouraged workers become more confident and re-enter the labor pool. Several factors are pushing the rate to increase. Among those would be the rising foreclosures continuing to stifle the housing market’s recovery. These updates have resulted in the recording of additional reserves for the loan portfolio (general reserves) in the fourth quarter of 2009.

• Unemployment rates:	Dec 09	Dec 08

• Hernando County	14.9	10.8

• Hillsborough	12.1	7.9

• Pasco	13.4	9.3

• Pinellas	11.9	8.2

• Tampa Bay	12.4	8.4

• Florida	11.8	7.6

• Nation:	10.0	7.6

The continued deterioration in the above described economic conditions lead management to revise its estimates of total loss rates as detailed in our responses to sections 3.a through 3.c above.

•	Changes in the nature and volume of the portfolio and in the terms of loans.

A low percentage factor is assigned due to the Bank’s relatively lower exposure to the higher risk lending categories. Management believes the bank has evaluated the seniority of its lien position in its residential portfolio and level of owner occupied real estate in addition to its exposure by industry in its non owner occupied real estate and C&I portfolios.

•	Changes in experience, ability, and depth of the lending management and other relevant staff.

A low percentage factor is assigned due to the turnover of prior credit staff and the addition of experienced of senior lending and underwriting staff.

•	Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans.

A higher factor has been assigned as a result of the increase in classified assets and within the bank and also its local market peers.

•	Changes in the quality of the institution’s loan review system.

A higher factor has been applied as a result of the weakened economic conditions and the timing of the preparation and submission of annual or quarterly financial information from the bank’s borrowers. This impact is substantially mitigated by the Bank’s recent in depth internal and external loan reviews.

•	Changes in the value of underlying collateral for collateral-dependent loans.

A low factor has been assigned as a result of the Bank’s recent in depth analysis and valuation of its collateral dependent loans.

•	The existence and effect of any concentrations of credit, and changes in the level of such concentrations.

A low factor as no overly significant concentrations exist at this time in unimpaired loan portfolio.

•	The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution’s existing portfolio.

From September 2009 to December 2009, in most cases, management has increased its estimated adjustment factors based on the foregoing commentary, and on other environmental factors discussed below. The following loss adjustment factors are being applied to the historical loss factor for December 31, 2009 data:

• 1-4 Family Residential Construction	0.00%

• Other Construction, Development, Land	1.00%

• Farmland	0.25%

• 1-4 Family, Revolving

• Residential Jr. Lien	2.00%

• First Lien	0.00%

• Investment	1.00%

• 1-4 Family, 1st Lien	0.50%

• 1-4 Family, Jr. Lien	2.00%

• Multifamily	(3.25%)

• Non Farm, Non Res (owner occupied)	.50%

• Non Farm, Non Res (non owner occupied)	1.50%

• Commercial and Industrial	.50%

• Individuals and Consumer	.50%

Explanation of Adjustments:

• 1-4 Family Residential Construction	0.00%

• Current portfolio underwritten at lower market values than older loans which may have been charged off

• Other Construction, Development, Land	1.00%

• Decline in market values creates greater probability of loss

• Farmland	0.25%

• Decline in market values creates greater probability of loss

• 1-4 Family, Revolving

• Residential Jr. Lien	2.00%

• Adjusted upward to reflect increased loss exposure due to decline in market value of residential homes

• First Lien	0.00%

• Management believes the current historical factors represent the data in this category.

• Investment	1.00%

• Adjusted upward to reflect increased loss exposure due to decline in market value of residential homes and economic weakness

• 1-4 Family, 1st Lien	0.50%

• Adjusted upward to reflect increased loss exposure due to decline in market value of residential homes and economic weakness

• 1-4 Family, Jr. Lien	2.00%

• Adjusted upward to reflect increased loss exposure due to decline in market value of residential homes

• Multifamily (see note below)	(3.25%)

•   Adjusted downward as a result of the historical loss history being unduly biased by the charge-off history relating to a concentrated exposure to a specific borrower. The bank’s current multi-family portfolio is more diversified in its exposure concentrations to a single borrower.

• Non Farm, Non Res (owner occupied)	.50%

• Adjusted upward to reflect the economic weakness and financial distress in the market.

• Non Farm, Non Res (non owner occupied)	1.50%

•   Adjusted upward to reflect the economic weakness and financial distress in the market. At this point in the economic cycle, management believes this sector has a greater risk of loss than the owner occupied.

• Commercial and Industrial	.50%

• Historical loss rate does not fully reflect economic weakness

• Individuals and Consumer	.50%

• Historical loss rate does not fully reflect economic weakness

e. Management believes that its responses to the previous sections of the comment letter dated March 4, 2010 provide sufficient information needed to understand any significant changes in the total loss factor used for each portfolio from December 31, 2008 to September 30, 2009 and from September 30, 2009 to December 31, 2009.

f. We have expanded our discussion of our loan loss reserve in our 10-K to read as follows: “The allowance for loan losses is established to absorb probable incurred credit losses primarily resulting from loans outstanding as of the statement of financial condition date. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The provision for loan losses charged to operating expense is based on past credit loss experience and other factors which in management’s judgment deserve current recognition in estimating probable credit losses. Such other factors include growth and composition of the loan portfolio, credit concentrations, trends in portfolio volume, maturities, delinquencies and non-accruals, information about specific borrower situations and estimated collateral values, historical loss trends and general economic conditions.

While management uses the best information available to base its estimates, future adjustments to the allowance may be necessary if economic conditions, particularly in the Company’s market areas, differ substantially from the assumptions initially used. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The Company applies a loan loss reserve methodology and documentation process which it believes is consistent with SEC, GAAP, and bank regulatory requirements. These accounting rules require specific identification of an allowance for loan loss for an impaired loan. The Company applies a systematic methodology where the allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. The following provides a summary of the Company’s process for establishing specific reserves for impaired loans. Initially, loans are evaluated for “impairment”, meaning management believes it is probable that a borrower will not make payments of both principal and interest in accordance with the original loan agreement. If management deems a loan to be “impaired” the loan is further evaluated to determine whether it is solely collateral dependent or not. If the impaired loan is determined to be collateral dependent it is recorded at the fair value of the collateral less selling costs and the excess of the amounts due from the borrower over the fair market value are charged off. For impaired loans which are deemed to be not solely collateral dependent, a reserve for impairment is established equal to the excess of the loan balance and the valuation of the loan. In this circumstance, loans are valued by one of three methods: fair value of collateral, discounted expected future cash flows or observable market price of the note. Impaired loans with values in excess of the loan balance may have a reserve of zero. However, impaired loans with zero reserves may not be added back to the general reserve loan pool. The following summarizes the Company’s process for establishing general reserves for loans deemed not to be impaired loans. Loans with similar risk characteristics are grouped together and historical loss rates are calculated for each group. Management must evaluate the current qualitative or environmental factors that are likely to cause estimated credit losses to differ from the group’s historical loss experience and based upon this evaluation may apply an adjustment factor to derive a total loss rate for each group. These factors are applied to current loan balances to establish the general reserve.”

In addition to the above, the Company engaged the services of a third party independent consulting firm to review its Allowance for Loan and Lease Loss (ALLL) methodology. The engagement resulted in the firm expressing their opinion that the Bank’s methodology was consistent with GAAP. This report will be provided to you as an exhibit to our response to your comment letter dated March 4, 2010. In addition, the Company’s loan loss reserve balances and process are examined on a regular basis both the state and federal agencies, most recently as of March 31, 2009, with the next examination scheduled for the second quarter of 2010.

g. Management believes that its responses to the previous sections of the comment letter dated March 4, 2010 provide a clear explanation of the increase in the general reserve form September 30, 2009 to December 31, 2009. To summarize, during the period from September 30, 2009 to December 31, 2009, management increased its estimate of probable incurred credit losses based upon increasing levels of charge-offs and deteriorated market conditions as reflected in the total loss factors applied to its loan portfolio subject to general reserves. The aggregate impact of the changes in these estimates more than offset the reduction in the principal balance of the loan portfolio subject to general reserves.

4.	We note your revised disclosure on page 28 and response to comment 5 in your letter dated February 9, 2010. Please revise to disclose:

a.	How often you make adjustments to appraisals, the direction of the adjustments, the reasons you make adjustments and the information you use to support the adjustments.

b.	How often and the reasons you reject appraisals.

c.	Whether your appraisers are independent and certified or licensed.

d.	Please address the following regarding your statement on page 28 that “all appraisals on substandard loans include an “as is” value and may also include an “as stabilized” value if appropriate for the type of asset”:

•	Please clarify which situations and asset types you determined it was appropriate to use an “as stabilized” value

•	Clearly define the methodology for determining an “as stabilized” value and how it contrasts with an “as is” value.

•	Tell us in detail and disclose how you utilized “as stabilized” valuations during the periods presented and explain how it impacted your impairment analysis, providing quantification of the impact.

Response: Our comments on page 28 to comment 5 in our letter dated February 9, 2010 should be clarified and revised as follows with deleted language struck out and additional language underlined: ~~The appraisals are requested by the credit officer and all are reviewed by a qualified credit officer who either agrees with the value, makes appropriate adjustments based on additional relevant information and accepts the appraisal, or rejects and requires it to be redone.~~ The appraisals, which are performed by an independent, certified appraiser, are requested by the credit officer and all are reviewed by a qualified credit officer who reviews for compliance with FIRREA and USPAP. If there are concerns regarding the quality of the appraisal (i.e. not performed in accordance with FIRREA or USPAP standards) or conclusions reached by the appraiser, the qualified credit officer may request a second appraisal by another independent certified appraiser. While the initial appraisal is not rejected, it may be replaced. However, these occurrences are infrequent. Under FIRREA and USPAP guidelines, the credit officer is not allowed to make “adjustments” to an appraisal. A credit officer may, however, provide supplemental information that he deems significant and appropriate if he believes that it is of value and supports his conclusions regarding a loan evaluation. Such supplemental information could include tax assessed values or comparable real estate on the books of the Company, which was recently appraised, to name a few.

The answers to questions 4a thru 4c are contained in the revised disclosure above. In response to question 4d regarding “as stabilized value,” our disclosure should be modified as follows: ~~In addition, all appraisals on substandard loans include an “as is” value and may also include an “as stabilized” value if appropriate for the type of asset.~~ “These appraisals on substandard loans reflect the “as is” value at the time of the appraisal.” An “as stabilized” value represents the estimated value of the property, assuming all anticipated actions, uses, etc.; regarding the property occur as planned. An example would be to estimate the value of a shopping center that is filled with tenants. In any case, however, if a new appraisal is performed as a result of a triggering event, the “as is” value is the one that is used.

5.	We note your revised disclosure and response to comment 6 in your letter date February 9, 2010, including your statement on page 38 that “Because the majority of our residential real estate loans are larger and are not considered homogeneous, they are also individually evaluated for impairment.” We note that residential real estate loans are generally considered to be smaller balance homogeneous loans by regulators and by US GAAP which are collectively evaluated for impairment. Please revise your disclosure on page 38 to clarify whether you evaluate all your residential real estate loans individually or just those in the majority that are not considered homogenous. If true, please confirm to us that you individually evaluate each residential loan for impairment, at least quarterly, based on the guidance in ASC 310-10-35-12 (SFAS 114).

Response: We revised our disclosure on page 38 to state that “for residential real estate loans which are not considered homogenous, we evaluate these on at least a quarterly basis, based on the guidance in ASC 310-10-35-12. These represent the majority of the loans in this category.”

6.	We note your revised disclosure and response to comment 6 in your letter date February 9, 2010. If a residential real estate loan which is individually evaluated for impairment is determined not to be impaired, please revise to confirm whether you include this loan in the assessment of the allowances for loan losses under ASC 450-20-25 (SFAS 5) assuming that the loan has credit risk characteristics similar to other loans that are assessed under ASC 450-20-25 (SFAS 5).

Response: We revised our disclosure on page 38 to address the above requirement. The revised disclosure is as follows: “If a loan is determined not to be impaired, that loan is included in the assessment of the allowances for loan losses under ASC 450-20-25 assuming that the loan has credit risk characteristics similar to other loans that are assessed under that same guidance. Large groups of smaller balance homogeneous loans, such as consumer loans and the remainder of the residential real estate loans which were not evaluated on an individual basis, are collectively evaluated for impairment, and, accordingly, they are not separately identified for impairment disclosures.”

Annual Financial Statements

Note 1 – Summary of Significant Accounting Policies.

Income Taxes, page F-14

7.	We note your response to comment 8 in your letter date February 9, 2010 relating to the realizability of your deferred tax assets. We note your disclosure on page F-14 that “the Company believes it will realize sufficient taxable income in the carryforward period.” Your response details several factors that resulted in higher income projections for future periods in your projections prepared as of December 31, 2009 compared to those prepared as of December 31, 2008. Please revise your disclosures in Note 1 to discuss the key significant assumptions you cite in supporting your projections of future taxable income such as continued low interest rates, ability to sustain your low cost structure, additional fee income generation, etc. Please revise Note 1 or your MD&A to discuss the sensitivity of these assumptions. For instance, discuss the impact on your projected net interest income if future interest rates differ from the assumptions in your projections.

Response: 1) We revised our disclosures in Note 1 to include the following: “After considering all available evidence, the Company concluded that its deferred tax asset is more likely than not to be realized. The Company also believes it has tax strategies available to it which would be utilized to prevent its net operating losses from expiring.”

2) We revised our MD&A to discuss the sensitivity of our key significant assumptions which support our projections of future taxable income to include the following: “We believe that we will more likely than not realize future taxable income sufficient to realize our deferred tax asset. In evaluating our belief that our deferred tax asset is realizable, we relied on our projected positive taxable income for the years 2010-2014 in addition to consideration give to certain key factors. Among these factors were the sustainable expense reductions realized through the consolidation of four operating bank subsidiaries into one, the reduction in our funding costs and the expected benefit from our marketing initiatives targeted to increase our non interest income and retail deposit base. Further, we believe we are positioned to realize operating leverage with respect to future balance sheet growth which we believe would result in improved profitability on the marginal growth. However, there can be no assurance that these will be realized or achieved.

Our future results are sensitive to changes in interest rates, and may be affected by regulatory changes or changes in credit quality. The historically low interest rate environment in which we currently operate is expected to increase our revenues through a reduction in our funding costs. While this interest rate environment may persist for a sustained, yet indeterminable period, we believe that we will continue to benefit through refinancing our higher cost term liabilities. However, if interest rates begin to rise, our analysis suggests that our revenues will improve even further. We operate in a regulated environment and as an insured depository institution, incur the cost of FDIC insurance assessments as a component of our expenses. During 2009, the FDIC imposed a one time assessment and increased its regular assessment rates which resulted in an increased cost of this insurance. Other regulatory changes may result in changes to the cost of us meeting our obligations under such requirements which may be in place from time to time. During 2009, we implemented a retail deposit initiative in addition to commencing the offering of a number of new deposit and loan products. These initiatives are targeted to attract low cost deposits, increase non interest income and allow us to offer our products to a broader set of customers. We will monitor the success of these initiatives and their impact on our future earnings prospects when evaluating whether our deferred tax asset is realizable.”

Interim Financial Statements

Note (2) Securities Available for Sale, page F-50

8.	We note your revised disclosure and response to comment 10 in your letter dated February 9, 2010. Based on your disclosure it is unclear if you estimated the present value of expected cash flows for the mortgage-backed and asset-backed securities with significant unrealized losses greater than 12 months. If you did not, please tell us how your accounting policies are consistent with the guidance in FSP 115-2. If you did, please disclose the range of significant inputs (expected losses, prepayments, etc.) used in your actual calculations and tell us in detail and disclose how you developed the assumptions used in your significant inputs.

Response: We did estimate the present value of expected cash flows for the mortgage-backed and asset-backed securities with significant unrealized losses greater than 12 months. We have updated our disclosure to read as follows: “Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At the end of the quarter ended September 30, 2009, the Company contracted the services of an independent third party firm to perform an analysis of its mortgage-backed and asset-backed securities which had been in a continuous unrealized loss position for more than twelve months to determine if an OTTI existed. The third party firm used a set of “defendable cash flow assumptions” as defined by and discussed in its” Fair Value Methodology” and estimated the present value of expect cash flows for the securities. These factors, or inputs, included items such as expected losses, prepayments, security ratings, payment structure, historical and implied volatility, just to name a few. The Company has the ability and the intent to hold the securities for a period of time sufficient for the fair value of the securities to recover, which may be at the time of maturity. Based on this ability, the third party firm’s analysis and our belief that the unrealized losses on securities available for sale were caused by market conditions, we do not consider these investments to be other-than-temporarily impaired.

Closing Comments

We have amended the Form 10 and enclosed a marked version of the amendment for your convenience.

The company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this Amendment and we trust that the foregoing has been responsive to the staff’s comments.

If you should have any further questions or comments regarding this submission, please contact John P. Greeley at (407) 843-7300 or John Garthwaite, Chief Financial Officer, at (813) 223-0056.

Sincerely,

/s/ John R. Garthwaite
Executive Vice President and Chief Financial Officer

JG: sn

Encl. Marked version of Amendment No. 3 to Form 10 and Exhibits 1, 2, and 3 “General Reserve Calculations, Exhibit 4, Review of Florida Bank Group ALLL methodology by Saltmarsh, Cleveland & Gund.

cc:	John P. Greeley, Esq.

Smith Mackinnon, P A

(By facsimile)

Scott Smith

Federal Reserve Bank of Atlanta

John G. Alcorn

Florida Office of Financial Regulation

Exhibit 1

	Weighted for 20 periods.	TALLAHASSEE AND SUMMARY OF ALL BANKS FOR 2008
	EOM Fas-5 Calculation	As of	12/31/2008

					Loss Multipliers
Call Report	Call Report Description	Hist. Loss Factor	Adjustment Factor	Loss Rate	No Risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )
1A1	1-4 Family Residential Construction Loans	0.00%	1.00%	1.00%	0%	100%	200%	400%	800%
1A2	Other Construction, Land Development & Other Land Loans	0.00%	1.00%	1.00%	0%	100%	200%	400%	800%
1B	Secured By Farmland	0.00%	0.40%	0.40%	0%	100%	250%	400%	800%
1C1	Secured by 1-4 Family, Revolving	0.00%	0.50%	0.50%	0%	100%	200%	400%	800%
1C1B	Secured by 1-4 Family, Junior Lien	0.00%	1.00%	1.00%	0%	75%	125%	350%	700%
1C2A	1-4 Family, 1st Lien	0.00%	0.50%	0.50%	0%	100%	200%	400%	800%
1C2B	Secured by 1-4 Family, Junior Lien	0.00%	1.00%	1.00%	0%	75%	125%	350%	700%
1D	Secured by Multifamily	0.00%	0.00%	0.00%	0%	100%	350%	750%	1500%
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0.00%	1.29%	1.29%	0%	60%	100%	200%	400%
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0.00%	1.29%	1.29%	0%	70%	110%	250%	500%
4A	C&I (US Addresses)	0.02%	1.36%	1.38%	0%	75%	115%	300%	600%
6B	Other revolving loans to Individuals	0.00%	0.00%	0.00%	0%	100%	250%	750%	1500%
6C	All Other Consumer Loans	0.00%	0.00%	0.00%	100%	500%	1000%	2500%	5000%
9A		0.00%	0.00%	0.00%	0%	100%	250%	750%	1500%
9B	All Other	0.01%	0.46%	0.47%	0%	100%	250%	500%	1000%

	Weighted Portfolio Rates	0.00%	1.02%	1.02%

		Factors
Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )
1A1	1-4 Family Residential Construction Loans	0.00%	1.00%	2.00%	4.00%	8.00%	1.91%
1A2	Other Construction, Land Development & Other Land Loans	0.00%	1.00%	2.00%	4.00%	8.00%	8.00%
1B	Secured By Farmland	0.00%	0.40%	1.00%	1.60%	3.20%	0.40%
1C1	Secured by 1-4 Family, Revolving	0.00%	0.50%	1.00%	2.00%	4.00%	0.72%
1C1B	Secured by 1-4 Family, Junior Lien	0.00%	0.75%	1.25%	3.50%	7.00%	0.90%
1C2A	1-4 Family, 1st Lien	0.00%	0.50%	1.00%	2.00%	4.00%	0.65%
1C2B	Secured by 1-4 Family, Junior Lien	0.00%	0.75%	1.25%	3.50%	7.00%	0.00%
1D	Secured by Multifamily	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0.00%	0.77%	1.29%	2.58%	5.16%	0.89%
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0.00%	0.90%	1.42%	3.23%	6.45%	1.03%
4A	C&I (US Addresses)	0.00%	1.04%	1.59%	4.14%	8.28%	1.19%
6B	Other revolving loans to Individuals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6C	All Other Consumer Loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
9A		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
9B	All Other	0.00%	0.47%	1.17%	2.33%	4.67%	0.67%

		0.00%	0.76%	1.58%	3.73%	0.00%	1.10%

Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )
1A1	1-4 Family Residential Construction Loans	0	1,204,021	1,465,089	425,558	0	3,094,669
1A2	Other Construction, Land Development & Other Land Loans	0	1,761,861	8,105,893	414,194	1,050	10,282,998
1B	Secured By Farmland	0	0	0	0	(1)	(1)
1C1	Secured by 1-4 Family, Revolving	0	334,800	0	0	0	334,800
1C1B	Secured by 1-4 Family, Junior Lien	0	2,546,980	545,861	316,411	0	3,409,252
1C2A	1-4 Family, 1st Lien	0	10,178,559	4,263,022	0	0	14,441,581
1C2B	Secured by 1-4 Family, Junior Lien	0	0	242,846	158,854	0	401,700
1D	Secured by Multifamily	0	0	0	0	0	0
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0	13,330,184	3,952,034	0	0	17,282,219
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0	3,269,423	303,371	139,480	0	3,712,274
4A	C&I (US Addresses)	652,592	6,717,472	3,886,958	81,105	(1,611)	11,336,516
6B	Other revolving loans to Individuals	0	0	0	0	0	0
6C	All Other Consumer Loans	0	0	0	0	0	0
9A		0	0	0	0	0	0
9B	All Other	167,040	1,960,116	511,837	61,316	38,368	2,738,677

		819,632	41,303,417	23,276,911	1,596,918	37,807	67,034,686

	Calculated by Past Dues	Current	1-29 Days P/D	30 - 59 Days	60 - 89 Days	90+ Days
	6C						0
	SUMMARY

	12/31/2008	Loan Value	Reserve				67,034,686
	Tallahassee	67,034,686	1,110,546
	Jacksonville	113,093,508	2,097,810
	Florida Bank	448,027,734	7,561,118

		628,155,928	10,769,475

Call Report	Call Report Description		No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )		Yrs to Impairmt
1A1	1-4 Family Residential Construction Loans	1A1	0	12,040	29,302	17,022	0	58,364	1.0	58,364
1A2	Other Construction, Land Development & Other Land Loans	1A2	0	17,619	162,118	16,568	84	196,388	1.0	196,388
1B	Secured By Farmland	1B	0	0	0	0	(0)	(0)	1.5	(0)
1C1	Secured by 1-4 Family, Revolving	1C1	0	1,674	0	0	0	1,674	1.8	3,013
1C1B	Secured by 1-4 Family, Junior Lien	1C2	0	19,102	6,823	11,074	0	37,000	1.5	55,500
1C2A	1-4 Family, 1st Lien	1C2A	0	50,893	42,630	0	0	93,523	1.8	168,342
1C2B	Secured by 1-4 Family, Junior Lien	1C2B	0	0	3,036	5,560	0	8,595	1.5	12,893
1D	Secured by Multifamily	1D	0	0	0	0	0	0	1.0	0
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	1E1	0	103,176	50,981	0	0	154,157	1.8	277,482
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	1E2	0	29,523	4,305	4,498	0	38,326	1.8	68,987
4A	C&I (US Addresses)	4A	0	69,545	61,703	3,358	(133)	134,472	1.8	242,050
6B	Other revolving loans to Individuals	6B	0	0	0	0	0	0	1.0	0

6C	All Other Consumer Loans	6C	0	0	0	0	0	0	1.0	0

9A		9A	0	0	0	0	0	0		0
9B	All Other	9B	0	9,153	5,975	1,431	1,792	18,351	1.5	27,526

			0	312,725	366,873	59,511	1,742	740,851		1,110,546

	Weighted for 20 periods.	JACKSONVILLE
	EOM Fas-5 Calculation	As of	12/31/2008

					Loss Multipliers
Call Report	Call Report Description	Hist. Loss Factor	Adjustment Factor	Loss Rate	No Risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )
1A1	1-4 Family Residential Construction Loans	0.00%	0.00%	0.00%	0%	100%	250%	750%	1500%
1A2	Other Construction, Land Development & Other Land Loans	0.00%	0.75%	0.75%	0%	100%	500%	750%	1500%
1B	Secured By Farmland	0.00%	0.40%	0.40%	0%	100%	250%	750%	1500%
1C1	Secured by 1-4 Family, Revolving	0.00%	0.75%	0.75%	0%	100%	250%	750%	1500%
1C2A	1-4 Family, 1st Lien	0.00%	0.60%	0.60%	0%	100%	250%	750%	1500%
1C2B	Secured by 1-4 Family, Junior Lien	0.00%	0.00%	0.00%	0%	100%	250%	750%	1500%
1D	Secured by Multifamily	0.00%	0.75%	0.75%	0%	100%	350%	750%	1500%
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0.00%	0.50%	0.50%	0%	100%	250%	750%	1000%
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0.00%	0.63%	0.63%	0%	100%	250%	750%	1500%
4A	C&I (US Addresses)	1.13%	0.00%	1.13%	0%	100%	250%	500%	1500%
6B	Other revolving loans to Individuals	0.00%	0.00%	0.00%	0%	100%	250%	750%	1500%
6C	All Other Consumer Loans	0.00%	0.00%	0.00%	100%	500%	1000%	2500%	5000%
9A		0.00%	0.00%	0.00%	0%	100%	250%	750%	1500%
9B	All Other	0.12%	0.99%	1.11%	0%	100%	500%	1000%	2500%

	Weighted Portfolio Rates	0.19%	0.56%	0.75%

		Factors
Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )
1A1	1-4 Family Residential Construction Loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
1A2	Other Construction, Land Development & Other Land Loans	0.00%	0.75%	3.75%	5.63%	11.25%	3.43%
1B	Secured By Farmland	0.00%	0.40%	1.00%	3.00%	6.00%	1.00%
1C1	Secured by 1-4 Family, Revolving	0.00%	0.75%	1.87%	5.63%	11.25%	1.00%
1C2A	1-4 Family, 1st Lien	0.00%	0.60%	1.50%	4.50%	9.00%	1.38%
1C2B	Secured by 1-4 Family, Junior Lien	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
1D	Secured by Multifamily	0.00%	0.75%	2.63%	5.63%	11.25%	1.22%
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0.00%	0.50%	1.25%	3.75%	5.00%	1.35%
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0.00%	0.63%	1.58%	4.73%	9.45%	0.90%
4A	C&I (US Addresses)	0.00%	0.75%	1.88%	5.65%	16.95%	1.11%
6B	Other revolving loans to Individuals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6C	All Other Consumer Loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
9A		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
9B	All Other	0.00%	1.11%	5.54%	11.08%	27.71%	1.45%

		0.00%	0.73%	2.07%	4.75%	0.00%	1.57%

Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )
1A1	1-4 Family Residential Construction Loans	0	0	0	0	0	0
1A2	Other Construction, Land Development & Other Land Loans	0	3,752,148	10,560,081	3,034,270	0	17,346,499
1B	Secured By Farmland	0	0	1,800,000	0	0	1,800,000
1C1	Secured by 1-4 Family, Revolving	0	11,822,451	3,453,132	0	0	15,275,583
1C2A	1-4 Family, 1st Lien	0	10,010,375	16,115,417	1,898,000	0	28,023,791
1C2B	Secured by 1-4 Family, Junior Lien	0	0	0	0	0	0
1D	Secured by Multifamily	0	642,900	217,391	0	0	860,291
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0	6,792,251	8,989,917	2,751,051	(0)	18,533,219
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0	3,417,132	1,387,171	0	0	4,804,304
4A	C&I (US Addresses)	892,603	12,211,414	4,012,312	501,132	0	17,617,461
6B	Other revolving loans to Individuals	0	0	0	0	0	0
6C	All Other Consumer Loans	0	0	0	0	0	0
9A		0	0	0	0	0	0
9B	All Other	500,000	7,544,564	765,881	21,916	(0)	8,832,360

		1,392,603	56,193,234	47,301,302	8,206,369	(1)	113,093,508

	Calculated by Past Dues	Current	1-29 Days P/D	30 - 59 Days	60 - 89 Days	90+ Days
	6C						0
							113,093,508

Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )		Yrs to Impairmt
1A1	1-4 Family Residential Construction Loans	0	0	0	0	0	0	1.0	0
1A2	Other Construction, Land Development & Other Land Loans	0	28,141	396,003	170,678	0	594,822	1.0	594,822
1B	Secured By Farmland	0	0	18,000	0	0	18,000	1.5	27,000
1C1	Secured by 1-4 Family, Revolving	0	88,669	64,746	0	0	153,415	1.0	153,415
1C2A	1-4 Family, 1st Lien	0	60,062	241,731	85,410	0	387,204	1.0	387,204
1C2B	Secured by 1-4 Family, Junior Lien	0	0	0	0	0	0	1.0	0
1D	Secured by Multifamily	0	4,822	5,707	0	0	10,528	1.0	10,528
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0	33,961	112,374	103,164	(0)	249,500	1.5	374,249
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0	21,528	21,848	0	0	43,376	1.5	65,064
4A	C&I (US Addresses)	0	91,619	75,259	28,321	0	195,199	1.5	292,798
6B	Other revolving loans to Individuals	0	0	0	0	0	0	1.0	0

6C	All Other Consumer Loans	0	0	0	0	0	0	1.0	0

9A		0	0	0	0	0	0		0
9B	All Other	0	83,616	42,441	2,429	(0)	128,486	1.5	192,730

		0	412,419	978,109	390,003	(0)	1,780,530		2,097,810

	Weighted for 20 periods.	FLORIDA BANK
	EOM Fas-5 Calculation	As of	12/31/2008

					Loss Multipliers
Call Report	Call Report Description	Hist. Loss Factor	Adjustment Factor	Loss Rate	No Risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )

1A1	1-4 Family Residential Construction Loans	0.00%	0.89%	0.89%	0%	100%	250%	750%	1500%
1A2	Other Construction, Land Development & Other Land Loans	0.00%	0.75%	0.75%	0%	100%	250%	750%	1500%
1B	Secured By Farmland	0.00%	0.40%	0.40%	0%	100%	250%	750%	1500%
1C1	Secured by 1-4 Family, Revolving	0.19%	1.06%	1.25%	0%	75%	250%	750%	1500%
1C2A	1-4 Family, 1st Lien	0.17%	0.57%	0.74%	0%	100%	250%	750%	1500%
1C2B	Secured by 1-4 Family, Junior Lien	0.00%	0.00%	0.00%	0%	100%	250%	750%	1500%
1D	Secured by Multifamily	0.56%	0.00%	0.56%	0%	100%	350%	750%	1500%
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0.00%	0.40%	0.40%	0%	100%	250%	750%	1000%
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0.00%	0.85%	0.85%	0%	100%	200%	550%	1250%
4A	C&I (US Addresses)	0.08%	1.00%	1.08%	0%	100%	250%	500%	1000%
6B	Other revolving loans to Individuals	0.00%	0.00%	0.00%	0%	100%	250%	750%	1500%
6C	All Other Consumer Loans	0.00%	0.00%	0.00%	100%	500%	1000%	2500%	5000%
9A		0.00%	0.00%	0.00%	0%	100%	250%	750%	1500%
9B	All Other	0.08%	0.60%	0.68%	0%	100%	500%	1000%	2500%

	Weighted Portfolio Rates	0.08%	0.72%	0.80%

		Factors
Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )

1A1	1-4 Family Residential Construction Loans	0.00%	0.89%	2.23%	6.68%	13.35%	2.74%
1A2	Other Construction, Land Development & Other Land Loans	0.00%	0.75%	1.88%	5.63%	11.25%	3.04%
1B	Secured By Farmland	0.00%	0.40%	1.00%	3.00%	6.00%	0.40%
1C1	Secured by 1-4 Family, Revolving	0.00%	0.94%	3.12%	9.35%	18.71%	1.53%
1C2A	1-4 Family, 1st Lien	0.00%	0.74%	1.85%	5.56%	11.11%	1.48%
1C2B	Secured by 1-4 Family, Junior Lien	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
1D	Secured by Multifamily	0.00%	0.56%	1.95%	4.17%	8.35%	0.82%
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0.00%	0.40%	1.00%	3.00%	4.00%	0.51%
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0.00%	0.85%	1.70%	4.68%	10.63%	1.93%
4A	C&I (US Addresses)	0.00%	0.53%	1.32%	5.38%	5.26%	0.91%
6B	Other revolving loans to Individuals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6C	All Other Consumer Loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
9A		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
9B	All Other	0.00%	0.68%	3.42%	6.84%	17.09%	1.92%

		0.00%	0.70%	1.89%	5.46%	0.00%	1.04%

Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )

1A1	1-4 Family Residential Construction Loans		5,189,605	3,695,248	2,918,187	(1)	11,803,039
1A2	Other Construction, Land Development & Other Land Loans	0	14,622,170	12,386,288	6,858,611	3,673,258	37,540,327
1B	Secured By Farmland	0	6,588,566	0	0	0	6,588,566
1C1	Secured by 1-4 Family, Revolving	0	58,067,602	8,899,470	194,839	1,103,115	68,265,027
1C2A	1-4 Family, 1st Lien	0	35,177,232	10,177,763	0	2,294,552	47,649,547
1C2B	Secured by 1-4 Family, Junior Lien						0
1D	Secured by Multifamily	0	14,983,650	3,305,982	21,164	16,686	18,327,481
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0	75,415,334	12,254,331	994,413	0	88,664,079
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0	94,553,900	10,391,420	3,760,974	10,851,206	119,557,500
4A	C&I (US Addresses)	1,938,884	19,295,468	14,572,884	216,081	497,622	36,520,939
6B	Other revolving loans to Individuals						0
6C	All Other Consumer Loans						0
9A							0
9B	All Other	2,003,581	4,656,636	6,451,012	1	(2)	13,111,228

		3,942,465	328,550,163	82,134,398	14,964,271	18,436,436	448,027,734

	Calculated by Past Dues	Current	1-29 Days P/D	30 - 59 Days	60 - 89 Days	90+ Days
	6C						0
							448,027,734

Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )		Yrs to Impairmt

1A1	1-4 Family Residential Construction Loans	0	46,187	82,219	194,789	(0)	323,196	1.2	387,835
1A2	Other Construction, Land Development & Other Land Loans	0	109,666	232,243	385,797	413,242	1,140,948	1.2	1,369,137
1B	Secured By Farmland	0	26,354	0	0	0	26,354	1.5	39,531
1C1	Secured by 1-4 Family, Revolving	0	543,108	277,457	18,223	206,349	1,045,137	1.0	1,045,137
1C2A	1-4 Family, 1st Lien	0	260,643	188,528	0	255,019	704,190	1.0	704,190
1C2B	Secured by 1-4 Family, Junior Lien	0	0	0	0	0	0	1.0	0
1D	Secured by Multifamily	0	83,374	64,385	883	1,393	150,034	1.0	150,034
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0	301,661	122,543	29,832	0	454,037	1.5	681,056
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0	803,708	176,654	175,826	1,152,941	2,309,128	1.0	2,309,128
4A	C&I (US Addresses)	0	101,544	191,728	11,628	26,188	331,089	1.5	496,633
6B	Other revolving loans to Individuals	0	0	0	0	0	0	1.0	0

6C	All Other Consumer Loans	0	0	0	0	0	0	1.0	0

9A		0	0	0	0	0	0		0
9B	All Other	0	31,828	220,463	0	(0)	252,291	1.5	378,437

		0	2,308,074	1,556,221	816,979	2,055,131	6,736,404		7,561,118

Exhibit 2

	Weighted for 20 periods.	FLORIDA BANK GROUP
	EOM Fas-5 Calculation	As of	9/30/2009

					Loss Multipliers
Call Report	Call Report Description	Hist. Loss Factor	Adjustment Factor	Loss Rate	No Risk	Pass	Weak Pass	Special Mention	Classified
					( <=1 )	(2,3,4)	(5)	(6)	( >=7 )
1A1	1-4 Family Residential Construction Loans	0.78%	0.07%	0.85%	0%	100%	250%	750%	1500%
1A2	Other Construction, Land Development & Other Land Loans	0.12%	0.70%	0.82%	0%	100%	250%	750%	1500%
1B	Secured By Farmland	0.00%	0.45%	0.45%	0%	100%	250%	750%	1500%
1C1	Secured by 1-4 Family, Revolving	0.61%	0.14%	0.75%	0%	100%	250%	750%	2500%
1C2A	1-4 Family, 1st Lien	0.15%	0.20%	0.35%	0%	100%	250%	750%	2500%
1C2B	Secured by 1-4 Family, Junior Lien	0.00%	0.75%	0.75%	0%	100%	250%	750%	1500%
1D	Secured by Multifamily	4.22%	-3.22%	1.00%	0%	100%	250%	750%	1500%
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0.00%	0.30%	0.30%	0%	100%	250%	750%	1000%
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0.99%	0.00%	0.99%	0%	100%	250%	750%	1500%
4A	C&I (US Addresses)	0.57%	0.05%	0.62%	0%	100%	250%	750%	1500%
6B	Other revolving loans to Individuals	0.51%	0.90%	1.41%	0%	100%	250%	750%	1500%
6C	All Other Consumer Loans	0.51%	0.75%	1.26%	100%	500%	1000%	2500%	5000%
9A		0.00%	0.75%	0.00%	0%	100%	250%	750%	1500%
9B	All Other	0.00%	0.75%	0.75%	0%	100%	250%	750%	1500%

	Weighted Portfoilio Rates	0.55%	0.08%	0.63%

		Factors
Call Report	Call Report Description	No risk	Pass	Weak Pass	Special Mention	Classified
		( <=1 )	(2,3,4)	(5)	(6)	( >=7 )
1A1	1-4 Family Residential Construction Loans	0.00%	0.85%	2.13%	6.38%	12.77%	1.51%
1A2	Other Construction, Land Development & Other Land Loans	0.00%	0.82%	2.04%	6.12%	12.25%	2.37%
1B	Secured By Farmland	0.00%	0.45%	1.13%	3.38%	6.75%	0.61%
1C1	Secured by 1-4 Family, Revolving	0.00%	0.75%	1.87%	5.62%	18.74%	1.29%
1C2A	1-4 Family, 1st Lien	0.00%	0.35%	0.87%	2.61%	8.71%	0.77%
1C2B	Secured by 1-4 Family, Junior Lien	0.00%	0.75%	1.88%	5.63%	11.25%	2.02%
1D	Secured by Multifamily	0.00%	1.00%	2.49%	7.47%	14.95%	1.61%
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0.00%	0.30%	0.75%	2.26%	3.01%	0.66%
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0.00%	0.99%	2.47%	7.41%	14.83%	1.75%
4A	C&I (US Addresses)	0.00%	0.62%	1.55%	4.65%	9.29%	1.17%
6B	Other revolving loans to Individuals	0.00%	1.41%	3.53%	10.59%	21.19%	2.36%
6C	All Other Consumer Loans	1.26%	6.31%	12.62%	31.56%	63.12%	0.00%
9A		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
9B	All Other	0.00%	0.75%	1.88%	5.63%	11.25%	0.97%

		0.00%	0.62%	1.61%	4.26%	0.00%	1.21%

Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )
1A1	1-4 Family Residential Construction Loans	0	3,557,390	1,964,716	235,059	0	5,757,165
1A2	Other Construction, Land Development & Other Land Loans	965,011	11,491,603	14,813,955	6,706,554	0	33,977,123
1B	Secured By Farmland	0	6,475,092	2,017,131	0	0	8,492,223
1C1	Secured by 1-4 Family, Revolving	0	68,816,231	10,512,349	7,118,262	0	86,446,842
1C2A	1-4 Family, 1st Lien	0	56,102,914	23,501,687	11,625,535	1	91,230,137
1C2B	Secured by 1-4 Family, Junior Lien	0	1,521,169	721,858	564,331	0	2,807,358
1D	Secured by Multifamily	0	16,869,146	1,631,946	1,523,451	0	20,024,543
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0	91,043,563	15,337,276	19,261,308	0	125,642,147
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	6,070,266	69,807,557	23,461,720	8,202,257	1	107,541,801
4A	C&I (US Addresses)	2,141,984	38,668,884	11,428,908	5,638,654	(26)	57,878,404
6B	Other revolving loans to Individuals	441,926	1,131,581	235,278	222,529	0	2,031,314
6C	All Other Consumer Loans						0
9A							0
9B	All Other	0	5,739,300	730,576	126,425		6,596,301

		9,619,187	371,224,430	106,357,400	61,224,365	(24)	548,425,358

	Calculated by Past Dues	Current	1-29 Days P/D	30 - 59 Days	60 - 89 Days	90+ Days
	6C	4,710,988	226,383	44,169	0	0	4,981,540

				TOTAL LOAN BALANCE			553,406,898

Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )		Yrs to Impairmt
1A1	1-4 Family Residential Construction Loans	0	30,274	41,800	15,003	0	87,078	1.0		87,078
1A2	Other Construction, Land Development & Other Land Loans	0	93,834	302,405	410,713	0	806,951	1.0		806,951
1B	Secured By Farmland	0	29,138	22,693	0	0	51,831	1.5		77,746
1C1	Secured by 1-4 Family, Revolving	0	515,739	196,960	400,106	0	1,112,806	1.0		1,112,806
1C2A	1-4 Family, 1st Lien	0	195,351	204,583	303,602	0	703,536	1.0		703,536
1C2B	Secured by 1-4 Family, Junior Lien	0	11,409	13,535	31,744	0	56,687	1.0		56,687
1D	Secured by Multifamily	0	168,113	40,659	113,867	0	322,638	1.0		322,638
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0	274,342	115,540	435,304	0	825,186	1.0		825,186
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0	689,987	579,747	608,041	0	1,877,775	1.0		1,877,775
4A	C&I (US Addresses)	0	239,541	176,996	261,972	(2)	678,507	1.0		678,507
6B	Other revolving loans to Individuals	0	15,983	8,308	23,573	0	47,863	1.0		47,863

6C	All Other Consumer Loans	59,472	14,289	5,576	0	0	79,338	1.0		79,338

9A		0	0	0	0	0	0			0
9B	All Other	0	43,045	13,698	7,111	0	63,854	1.0		63,854

		59,472	2,321,045	1,722,500	2,611,036	(2)	6,714,050			6,739,966
									á
										TOTAL RESERVE

Exhibit 3

	4D	FLORIDA BANK GROUP
	EOM Fas-5 Calculation	As of	12/31/2009

					Loss Multipliers
Call Report	Call Report Description	Hist. Loss Factor	Adjustment Factor	Loss Rate	No Risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )
1A1	1-4 Family Residential Construction Loans	4.08%	0.00%	4.08%	0%	50%	100%	300%	600%
1A2	Other Construction, Land Development & Other Land Loans	0.92%	1.00%	1.92%	0%	50%	100%	300%	600%
1B	Secured By Farmland	0.00%	0.25%	0.25%	0%	50%	100%	300%	600%
1C1	Secured by 1-4 Family, Revolving
	Real Estate 1 - 4 Family Resid. Jr. Lien	1.38%	2.00%	3.38%	0%	50%	100%	300%	600%
	Real Estate 1 - 4 Family Resid. 1st Lien	2.04%	0.00%	2.04%	0%	50%	100%	300%	600%
	Real Estate 1 - 4 Family Investment	1.28%	1.00%	2.28%	0%	50%	100%	300%	600%
1C2A	1-4 Family, 1st Lien	0.22%	0.50%	0.72%	0%	50%	100%	200%	400%
1C2B	Secured by 1-4 Family, Junior Lien	0.00%	2.00%	2.00%	0%	50%	100%	200%	400%
1D	Secured by Multifamily	13.47%	-3.25%	10.21%	0%	50%	100%	200%	400%
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0.13%	0.50%	0.63%	0%	50%	100%	200%	400%
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	4.43%	1.50%	5.92%	0%	50%	100%	200%	400%
4A	C&I (US Addresses)	0.96%	0.50%	1.46%	0%	50%	100%	500%	1000%
6B	Other revolving loans to Individuals	1.36%	0.50%	1.86%	0%	50%	100%	300%	600%
6C	All Other Consumer Loans	1.36%	0.00%	1.36%	100%	50%	100%	300%	600%
9A		0.00%	0.00%	0.00%	0%	50%	100%	300%	600%
9B	All Other	0.00%	0.00%	0.00%	0%	50%	100%	300%	600%

	Weighted Portfolio Rates	1.94%	0.66%	2.60%

		Factors
Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )
1A1	1-4 Family Residential Construction Loans	0.00%	2.02%	4.06%	12.24%	24.48%
1A2	Other Construction, Land Development & Other Land Loans	0.00%	0.95%	1.91%	5.77%	11.54%
1B	Secured By Farmland	0.00%	0.12%	0.25%	0.75%	1.50%
1C1	Secured by 1-4 Family, Revolving
	Real Estate 1 - 4 Family Resid. Jr. Lien	0.00%	1.69%	3.36%	10.14%	20.28%
	Real Estate 1 - 4 Family Resid. 1st Lien	0.00%	1.01%	2.03%	6.11%	12.22%
	Real Estate 1 - 4 Family Investment	0.00%	1.13%	2.27%	6.85%	13.70%
1C2A	1-4 Family, 1st Lien	0.00%	0.36%	0.72%	1.44%	2.89%
1C2B	Secured by 1-4 Family, Junior Lien	0.00%	0.99%	2.00%	4.00%	8.00%
1D	Secured by Multifamily	0.00%	5.05%	10.16%	20.41%	40.85%
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0.00%	0.31%	0.62%	1.25%	2.51%
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0.00%	2.96%	5.90%	11.84%	23.70%
4A	C&I (US Addresses)	0.00%	0.72%	1.45%	7.30%	14.61%
6B	Other revolving loans to Individuals	0.00%	0.93%	1.85%	5.58%	11.16%
6C	All Other Consumer Loans	1.36%	0.68%	1.35%	4.08%	8.17%
9A		0.00%	0.00%	0.00%	0.00%	0.00%
9B	All Other	0.00%	0.00%	0.00%	0.00%	0.00%

Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )
1A1	1-4 Family Residential Construction Loans	0	3,760,469	1,244,218	583,231	0	5,587,919
1A2	Other Construction, Land Development & Other Land Loans	54,850	11,998,784	15,358,814	14,336,605	0	41,749,053
1B	Secured By Farmland	0	6,731,467	1,924,890	0	0	8,656,357
1C1	Secured by 1-4 Family, Revolving	0	69,375,483	11,152,009	3,247,113	0	83,774,605
	Real Estate 1 - 4 Family Resid. Jr. Lien	0	27,972,251	5,570,448	1,010,780	0	34,553,479
	Real Estate 1 - 4 Family Resid. 1st Lien	0	35,046,901	4,128,016	2,236,333	0	41,411,250
	Real Estate 1 - 4 Family Investment	0	6,356,332	1,453,546	0	0	7,809,878
1C2A	1-4 Family, 1st Lien	0	53,078,054	20,381,862	11,482,884	0	84,942,800
1C2B	Secured by 1-4 Family, Junior Lien	0	1,557,263	805,821	0	0	2,363,084
1D	Secured by Multifamily	0	17,248,760	2,050,230	616,461	0	19,915,451
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0	89,325,918	19,542,241	12,575,492	0	121,443,650
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	6,031,341	75,930,240	21,798,507	7,447,816	0	111,207,905
4A	C&I (US Addresses)	2,211,984	39,821,567	10,484,581	4,506,521	0	57,024,653
6B	Other revolving loans to Individuals	553,733	1,503,821	244,181	250,388	0	2,552,123
6C	All Other Consumer Loans
9A		0	0	0	0	0	0
9B	All Other	0	6,451,606	281,900	0	0	6,733,505

		8,851,908	376,783,432	105,269,254	55,046,511	0	545,951,106

		Current	1-29 Days P/D	30 - 59 Days	60 - 89 Days	90+ Days
	Calculated by Past Dues 6C	4,272,098	207,750	44,965	15,825	10,291	4,550,929
		13,124,007	376,991,182	105,314,219	55,062,337	10,291	550,502,035
							á
							LOAN BALANCE

Call Report	Call Report Description	No risk ( <=1 )	Pass (2,3,4)	Weak Pass (5)	Special Mention (6)	Classified ( >=7 )		Yrs to Impairmt		% to Loan Bal
1A1	1-4 Family Residential Construction Loans	0	75,931	50,500	71,373	0	197,804	1.0	197,804	3.54%
1A2	Other Construction, Land Development & Other Land Loans	0	114,491	293,930	827,239	0	1,235,660	1.0	1,235,660	2.96%
1B	Secured By Farmland	0	8,330	4,788	0	0	13,118	1.0	13,118	0.15%
1C1	Secured by 1-4 Family, Revolving
	Real Estate 1 - 4 Family Resid. Jr. Lien	0	471,789	187,341	102,460	0	761,590	1.0	761,590	2.20%
	Real Estate 1 - 4 Family Resid. 1st Lien	0	353,370	83,664	136,611	0	573,645	1.0	573,645	1.39%
	Real Estate 1 - 4 Family Investment	0	71,818	33,012	0	0	104,830	1.0	104,830	1.34%
1C2A	1-4 Family, 1st Lien	0	189,766	146,475	165,791	0	502,033	1.0	502,033	0.59%
1C2B	Secured by 1-4 Family, Junior Lien	0	15,409	16,157	0	0	31,566	1.0	31,566	1.34%
1D	Secured by Multifamily	0	871,916	208,323	125,843	0	1,206,083	1.0	1,206,083	6.06%
1E1	Secured By Non Farm, Non Residential (Owner Occupied)	0	279,201	122,041	157,778	0	559,021	1.0	559,021	0.46%
1E2	Secured By Non Farm, Non Residential (Non Owner Occupied)	0	2,244,833	1,285,046	882,085	0	4,411,964	1.0	4,411,964	3.97%
4A	C&I (US Addresses)	0	287,897	152,366	329,033	0	769,296	1.0	769,296	1.35%
6B	Other revolving loans to Individuals	0	13,987	4,520	13,969	0	32,476	1.0	32,476	1.27%

6C	All Other Consumer Loans	58,096	1,414	609	646	840	61,605	1.0	61,605	0.00%

9A		0	0	0	0	0	0		0	0.00%
9B	All Other	0	0	0	0	0	0	1.0	0	0.00%

		58,096	4,103,176	2,284,756	2,573,758	840	9,020,626		10,460,692	1.92%
									á
									TOTAL RESERVE

EXHIBIT 4

January 22, 2010

Board of Directors

Florida Bank

Tampa, Florida

We have completed our review of the Allowance for Loan and Lease Loss (ALLL) methodology of Florida Bank (the “Bank”) pursuant to our agreement with the Bank. Our report attached includes our procedures, findings and recommendations.

The accompanying ALLL review project was conducted in accordance with Statements on Standards for Consulting Services of the American Institute of Certified Public Accountants. This report has been prepared for the use of the Bank’s management and Board of Directors. In accordance with our engagement letter, this project did not constitute an audit of financial statements in accordance with generally accepted auditing standards.

We would like to express our appreciation to you and the members of Bank management for your cooperation throughout our review.

Saltmarsh, Cleaveland & Gund

Certified Public Accountants and Consultants

Attachment

FLORIDA BANK

ALLL REVIEW SUMMARY

JANUARY 22, 2010

Procedures, Findings and Recommendations

SCOPE

The purpose of the review is to determine if the Bank’s ALLL methodology is in compliance with the “Interagency Policy Statement on the Allowance for Loan and Lease Losses” that was issued in December 2006 and is intended to conform regulatory accounting with GAAP. As our procedures will not include a review of credit quality or ratings for individual loans or validation of appraised values or management’s judgment used to determine specific reserves, we will not issue an opinion on the overall adequacy of the ALLL. As part of this review we reviewed the following areas relating to the Bank’s ALLL program:

1.	Verification of loan balances by type and risk rating.

2.	Recalculation of historical loss factors by loan type.

3.	Evaluation of how qualitative factors are arrived at and review of supporting documentation.

4.	Review the process for ensuring loan grades are properly assigned.

5.	Review the methodology for determining if a loan meets the definition of “impaired”.

6.	Review of impairment calculations and how specific reserves are determined including a review of how/when new appraisals are obtained, discounts taken from outdated appraised values, discounts, for selling costs, etc.

7.	Review the methodology of how discounted cash flows are used when determining required reserve.

8.	Review the process for determining when charge-offs are taken.

9.	Review any supporting narrative.

10.	Review the ALLL policy.

Our findings are as follows:

GENERAL LOAN PROCESS

At loan inception, underwriters complete a checklist and a CAR (Credit Approval Report). The checklist contains what the underwriter believes to be the correct CALL report code for the particular loan. The individual that books the loan (loan operations) inputs the CALL report code based on the completed checklist. Another individual in loan operations verifies the input. Loan operations employees use guidance from the Jack Henry system to ensure that the proper codes have been input.

FLORIDA BANK

ALLL REVIEW SUMMARY

JANUARY 22, 2010

(Continued)

GENERAL LOAN PROCESS - (Continued)

Loans are also given an initial loan grade at inception by credit underwriting. The Bank’s credit risk ratings are designation of varying degrees of risk on a 9 point scale. The scale is subdivided into two sections. Loan with a risk rating of 1 “No Risk” 2,3,4 “Pass” and 5 “Weak Pass” categories and represent an acceptable level of risk. Risk ratings of 6, 7, 8 and 9 are assigned to problem credits and correspond to the Criticized and Classified Asset categories defined by regulatory authorities (Special Mention, Substandard, Doubtful and Loss). As part of our testing, we verified all loan balances by type (CALL report code) and risk rating were properly summarized in the ALLL calculations as determined by management.

Loan officers are responsible for overseeing the quality of their loan portfolio. Should a credit appear to decline, the officer is to complete a CLRR (Criticized Loan Review Report)/Downgrade form. Changes to a loan’s risk rating can be approved at any time by Frank Lafalce (EVP), Katie Pemble (CCO) or Steve Stagg President. Loan risk rating changes can also be made at a special assets committee meeting, which is held weekly.

Once this CLRR downgrade form is completed and approved it is given to Jeff Carter (Special Assets) who is responsible for ensuring the change is properly and timely made by loan processing. The completion of this form “triggers” the need for an updated CLRR to be completed monthly.

CLRRs are reviewed monthly and include an overview of the credit, including background information, collateral description and appraised value. In addition, financial information is noted, as well as, an action plan and current status. On the first of each month, an email is sent to the loan officers noting that the CLRRs are to be updated and who is responsible for their completion. By the 10th of each month, all CLRRs are to be updated and posted electronically to the shared drive. On the 15th, a conference call is made to the loan officers and all CLRRs are reviewed with Special Assets Group (Frank Lafalce, Jeff Carter and Scott Davis) and Katie Pemble (CCO). On the 20th of each month, all CLLRs are finalized, including those that needed modification as noted during the conference call of the 15th.

ALLL POLICY

See Attached Policy attached as Appendix A.

CHARGE-OFFS

The Bank reviews potential charge-offs during weekly meetings of the Special Assets Committee. The committee is provided a packet related to each loan that includes the credit approval report and any CLRRs related to the loan. A decision is made on a case-by-case basis to determine if a charge-off is appropriate at that time.

FLORIDA BANK

ALLL REVIEW SUMMARY

JANUARY 22, 2010

(Continued)

ALLL METHODOLOGY

The Board and Management evaluate the ALLL as of the end of each quarter and make provisions as required. Based on our review, as outlined in the scope section of this report, in our opinion the current ALLL evaluation methodology complies with the Interagency Policy Statement on the Allowance for Loan and Lease Losses that was issued in December 2006. As a result, the Bank evaluates loans for impairment in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan”, and estimates remaining reserves in accordance with SFAS No. 5, “Accounting for Contingencies.”

ALLL (SFAS 114)

In evaluating loans for impairment under SFAS 114, management must determine if the loan meets the definition of impaired, i.e. “A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all contractual principal and interest due according to the terms of the loan agreement.” This definition also applies to loans that are restructured in a troubled debt restructuring involving a modification of terms. Once a loan is determined to be impaired, management measures the amount of any impairment based on the fair value of the underlying collateral less selling costs for all collateral dependent loans. For non-collateral dependent loans, impairment is be measured based on the present and future values of expected cash flows based on management’s best estimate as to reasonable and supportable assumptions and projections. Management considers all available evidence in developing the estimate of expected future cash flows and gives weight to the evidence based on its analysis and its determination of the likelihood of the possible outcomes.

When determining the required reserve related to loans considered impaired under SFAS No. 114, significant judgment must be made by management relating to the value of the underlying collateral. Management considers the relevance of the appraised values on hand compared to current market conditions and considers whether discounts from appraised values should be made, the availability of comparisons used in any new appraisals to support values, and the anticipated selling cost that would be applicable to sale the property.

As of December 31, 2009, management estimated that specific reserves of $10,276,231 were required for the $90,038,361 of loans considered impaired based on their analysis of the fair value of the underlying collateral or discounted cash flows where applicable. Of the specific reserves estimated, $5,451,534 was estimated on collateral dependent loans and $4,824,697 was estimated using discounted cash flow analysis. A review of the Bank’s methodology for calculating discounted cash flows was reviewed and in our opinion is appropriate based on assumptions and judgments as determined by management. In reviewing impairment worksheets, we noted the Bank, in its evaluation of impaired loans, is consistently using updated appraisals, tax assessed values and in-house evaluations and is estimating selling costs when determining the net realizable value of the collateral. Currently the Bank is using between 8-12% for estimated selling costs which is based on actual costs for 2009. In addition, with each impairment worksheet are the two most recent CLRRs, supporting documentation for the noted value, verification of property taxes (paid or unpaid) and the borrower’s financial information, all of which adds additional support for management’s analysis of impaired loans.

FLORIDA BANK

ALLL REVIEW SUMMARY

JANUARY 22, 2010

(Continued)

ALLL METHODOLOGY - (Continued)

ALLL (SFAS 5)

Management’s current calculation further allocates reserves for loan pools aggregated and evaluated under SFAS No. 5. The loans are aggregated by call report codes and risk ratings.

This methodology currently assigns varying qualitative factors for the loan pools evaluated under SFAS No. 5 ranging from a low of -3.25 to 2.75 plus the historical loss factor by type of loan. The Bank is currently using the previous four quarters for calculating their historical loss factors by type. As part of our review, we recalculated the historical loss factors by loan type and noted no exceptions. The use of a four quarter rolling average loss rate is consistent with what we have seen requested by federal bank examiners in recent regulatory examinations at other institutions.

Those qualitative items used in determining the overall qualitative factors include changes in lending policies and procedures, changes in economic and business conditions, changes in the nature and volume of the portfolio, changes in the experience ability and depth of the lending management, and changes in the volume and severity of past due loans and volume of non-accrual loans. Additional factors include changes in the quality of the Bank’s loan review system, changes in the value of underlying collateral, the existence and effect of any concentrations of credit and other external factors, such as competition, legal and regulatory requirements. In reviewing the qualitative factors used by the Bank it is our opinion management is considering appropriate relevant information.

In addition, once the loss rate has been assigned, the balances of loans in each risk category are assigned a loss allocation factor. This factor is multiplied by the loss rate to determine the final calculated reserve. Loans rated no risk are assigned a 0% allocation factor, with the exception of call report 6C (all other consumer loans) which is allocated at 100%. Pass loans are assigned 50% factor, Weak Pass 100% and Special Mention 200-500% (depending on loan type). Currently, all classified loans are evaluated under SFAS 114. Based upon this methodology, an estimated required SFAS No. 5 reserve of $10,460,692 was calculated as of December 31, 2009 or 1.92% of outstanding loans.

As of December 31, 2009, the Bank’s recorded allowance for loan losses amounted to $20,376,923 or 3.24% of the Bank’s outstanding loan balances.

While management uses various sources of information to estimate required reserves and measure potential impairment on loans, reductions in carrying amounts of loans may be necessary based on continued changes in local and state economic conditions and further reductions in the carrying value of the underlying collateral. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of change that is reasonably possible cannot be determined.

FLORIDA BANK

ALLOWANCE FOR LOAN LOSS POLICY

INTRODUCTION

The December 2006, Interagency Policy Statement on the Allowance for Loan and Lease Losses was issued to ensure consistency with generally accepted accounting principles (GAAP) and supervisory guidance. The allowance for loan losses represents management’s estimate of probable incurred credit losses that have occurred in the loan portfolio as of the financial statement date. Generally the operative GAAP pronouncements are commonly known as FAS 5 - Accounting for Contingencies and FAS 114 - Accounting by Creditors for Impairment of a Loan

PURPOSE

The purpose of this policy is to comply with the December 2006 Interagency Policy Statement on the Allowance for Loan and Lease Losses was issued to ensure consistency with generally accepted accounting principles (GAAP) and supervisory guidance.

POLICY

The allowance for loan losses consists of: a specific loss component which is the allowance for impaired loans as required by FAS No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by FAS No. 118, “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures”, and an inherent loss component for all other loans not individually evaluated for impairment but that, on a portfolio basis, are believed to have some inherent but unidentified loss in accordance with FAS No. 5, “Accounting for Contingencies”.

In addition, the bank shall observe and consider the December 2006, Interagency Policy Statement on the Allowance for Loan and Lease Losses in order to provide for the Board of Directors and Management to fulfill their responsibilities pursuant to this statement. This shall include but not be limited to establishing and maintaining effective loan review systems and loan classification or credit grading systems which support a sound, well documented reserve methodology. The bank will maintain appropriate procedures to ensure adherence to this policy.

Appendix A